EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Financial Results for the First Six Months of 2018

WUHAN, HUBEI, China—August 20, 2018—Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a leading licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, today announced its unaudited financial results for the first six months of 2018. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and stated in Renminbi (“RMB”) unless otherwise indicated.

The unaudited consolidated financial statements for the first half of 2017 reflect the results of the True Silver Limited (“True Silver”) and its variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd prior to the acquisition of True Silver by the Company on December 28, 2017.

First Six Months 2018 Highlights

•	Total outstanding principal balance of loans reached RMB814.9 million (US$123.2 million) as of June 30, 2018, representing an increase of 9.4% from RMB744.6 million as of June 30, 2017.
•	Total interest and fee income reached RMB50.6 million (US$7.6 million) in the first six months of 2018, representing an increase of 92.4% from RMB26.3 million in the same period of the prior year.
•	Net interest and fee income reached RMB36.8 million (US$5.6 million) in the first six months of 2018, representing an increase of 222.8% from RMB11.4 million in the same period of the prior year.
•	Net income was RMB13.5 million (US$2.0 million) in the first six months of 2018, representing an increase of 487.0% from RMB2.3 million in the same period of the prior year.
•	Earnings per American Depositary Share (“ADS”) was US$0.10 in the first six month of 2018, compared to US$0.07 in prior year period[1].

Mr. Qizhi “Ricky” Wei, Chairman and Chief Executive Officer of Dunxin commented, “Since we became a publicly traded Company on NYSE American late last year, we have greatly tightened our internal control procedures, streamlined our financial reporting process, and intensified our operational discipline. As a result, our loan quality and customer stability have both improved substantially. Our monthly cash inflow from interest and fees is not only increasing but also more evenly distributed throughout the first half of this year. Going into the second half of 2018, we have expanded our service offerings to include consumer loans. With an expanded scope of service and a larger customer base, we are confident that we will exhibit continued improvement in our financial results in the second half of the year.”

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1 Prior to December 17, 2014, each ADS represented four ordinary shares of the Company (“Shares”). From December 18, 2014 to December 27, 2017, each ADS represented 16 Shares. From December 28, 2017 onward, each ADS represents 48 Shares. Earnings per ADS for the first half of 2017 was retrospectively adjusted to reflect the reverse stock split on December 28, 2017.

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First Six Months 2018 Financial Results

Total Interest and Fee Income

The Company is a microfinance lender which allows it to provide flexible payment terms based on the borrower’s cash flow as compared to monthly payment terms of a traditional bank loans. As such interest and fee income may vary from period to period based on the Company’s lending policies, terms, and collection cycles of the Company from its borrowers.

Total interest and fee income for the first six months of 2018 increased by 92.4% to RMB50.6 million (US$7.6 million) from RMB26.3 million in the same period of the prior year, driven by the Company’s increased loan balances and better loan collections.

Firstly, average loans outstanding increased to RMB803.1 million (US$121.4 million) in the first six months of 2018 from RMB710.2 million in the same period of the prior year. Secondly, in 2018, the Company has made its loan extension criteria more stringent than before and shifted its customer base to businesses that have better and more stable cash generation capabilities. In addition, the Company has intensified its loan collection efforts and made its interest and fee income less back-end intensive than the prior year period.

In 2017, total interest and fee income for the first six months of 2017 accounted for only 22.0% of the full year amount. In contrast, monthly interest and fee income in 2018 has far less variability and more predictability than that in 2017. Consequently, the Company expects its revenue in 2018 to be more evenly distributed throughout the year than in 2017.

Interest expense

Interest expenses on loans decreased to RMB13.6 million (US$2.1 million) for the first six months of 2018from RMB14.8 million in the same period of the prior year. The reduction was mainly due to the decreases in the effective cost of borrowings from 14.9% in the first six months of 2018 to 11.3% in the first six months of 2017, which resulted in a RMB4.0 million decrease in the Company’s interest expenses on loans. This was partially offset by an increase in average borrowings from RMB198.1 million in the first six months of 2017 to RMB240.2 million (US$36.3 million) in the first six months of 2018, which resulted in a RMB2.8 million increase in the Company’s interest expenses on loans.

Net interest income

Net interest and fee income for the first six months of 2018 was RMB36.8 million (US$5.6 million), representing a 222.8% increase from RMB11.4 million in the same period of the prior year.

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Allowance for loan losses

Allowance for loan losses for the first six months of 2018 increased by RMB11.6 million to RMB11.6 million (US$1.8 million). The year-over-year increase was primarily attributable to an increase in the Company’s allowance for long outstanding interest and fee receivables.

Operation expenses

Sales and marketing expenses decreased for the first six months of 2018 decreased to RMB0.5 million (US$0.1 million) from RMB1.3 million in the same period of the prior year. The decrease was primarily attributable to the successful implementation of the Company’s cost control initiatives.

General and administrative expenses for the first six months of 2018 were RMB6.7 million (US$1.0 million), remaining stable compared to the same period of the prior year.

Net Income and Earnings per ADS

Net income was RMB13.5 million (US$2.0 million) for the first six months of 2018, as compared to RMB2.3 million in the same period of the prior year.

Earnings per ADS for the first six months of 2018 was US$0.10, compared to US$0.07 in the same period of the prior year.

Financial Position

As of June 30, 2018, the size of the Company’s loan portfolio was RMB814.9 million (US$123.2 million), a representing a year-on-year growth of 3.0% from RMB791.4 million as of December 31, 2017.

Cash Flow

Net cash generated by operating activities for the first six months of 2018 was RMB11.2 million (US$1.7 million) compared to RMB32.0 million net cash used in operating activities in the same period of prior year.

Balance Sheet

As of June 30, 2018, the Company had cash and cash equivalents of RMB0.6 million (US$0.1 million) compared to RMB21.7 million as of December 31, 2017.

Loan receivables, net of accumulated allowance of RMB27.1 million (US$4.1 million), was RMB814.9 million (US$123.2 million) as of June 30, 2018, representing an increase of 3.0% from RMB791.4 million as of December 31, 2017, primarily due to the increase in the Company’s total outstanding loans.

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Business Outlook

Compared with 2017, the overall operating results in 2018 are expected to be stable and slightly increased, but operating expenses are expected to increase, mainly due to listing expenses and expenditures for research in finance technology. In 2019, the Company will carry out specific business in consumer credit and supply chain credit, and thus both revenue and profit are expected to be increased.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.6171 on June 30, 2018 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2018, or at any other date. The percentages stated are calculated based on RMB amounts.

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About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises. We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People’s Government of Wuchang District in July 2017. The Group has a strong capital base and professional credit business experience in microfinance industry. For more information, please visit the Company’s website at www.dunxin.us.

For additional information, please contact:

Dunxin Financial Holdings Limited

Ms. Claire Chen

Telephone: +86 (27) 8856 9957

Email: ir@dunxin.us

ICR Inc.

Jack Wang

Telephone: +1(646)809-7902

Email: ir@dunxin.us

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	For the six months ended June 30
	2017	2018	2018
	RMB	RMB	USD
Interest and fee income:
Interest income on loans	25,941	50,491	7,631
Fee income on loans	387	115	17
Total interest and fee income	26,328	50,606	7,648

Interest expense:
Interest expenses on loans	(14,819)	(13,619)	(2,058)
Business related taxes and surcharges	(142)	(198)	(30)
Total interest expense	(14,961)	(13,817)	(2,088)

Net interest income	11,367	36,789	5,560
Allowance for loan losses	-	(11,606)	(1,754)
Net interest income after allowance for loan losses	11,367	25,183	3,806

Non-interest and other income	306	174	26

Operating costs and expenses
Sales and marketing	(1,302)	(509)	(77)
General and administrative	(6,726)	(6,720)	(1,015)
Total operating costs and expenses	(8,028)	(7,229)	(1,092)

Income before taxes	3,645	18,128	2,740
Income tax expense	(1,360)	(4,580)	(692)
Net income	2,285	13,548	2,048

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	-	29	4
Total comprehensive income for the period	2,285	13,577	2,052

Net income attributable to:
Equity holders of the parent entity	1,828	10,838	1,638
Non-controlling interests	457	2,710	410
Net income	2,285	13,548	2,048

Total comprehensive income attributable to:
Equity holders of the parent entity	1,828	10,862	1,642
Non-controlling interests	457	2,715	410
Total comprehensive income	2,285	13,577	2,052

Earnings per share - basic and diluted (in RMB)	0.01	0.01
Earnings per ADS - basic and diluted (in USD)	0.07	0.10

Weighted average shares outstanding in the period (‘000)	227,717	1,000,000
Weighted average ADS outstanding in the period (‘000)	4,744	20,833

One ADS represents 48 ordinary shares.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of
	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
		Unaudited	Unaudited

Assets
Current assets
Cash and cash equivalents	21,717	575	87
Interest and fee receivables, net of accumulated allowance	39,628	42,440	6,413
Loan receivables, net of accumulated allowance	791,390	814,890	123,149
Prepaid expenses and others	15,411	27,565	4,166
Total current assets	868,146	885,470	133,815

Non-current assets
Property and equipment, net	338	154	23
Deferred tax assets	645	645	98
Total non-current assets	983	799	121

Total assets	869,129	886,269	133,936

Liabilities
Loan payables	226,370	229,590	34,696
Advance from customers	142	30	5
Salary and benefit payable	3,423	1,045	158
Income taxes payable	14,851	18,921	2,859
Interest payable	4,560	6,010	908
Other payable	15,730	12,803	1,935
Total current liabilities	265,076	268,399	40,561

Shareholders’ equity
Capital and reserve attributable to equity holders of the parent entity
Share capital	325	325	49
Additional paid-in capital	388,317	388,317	58,684
Statutory reserve	7,751	7,751	1,171
General risk reserve	5,891	5,891	890
Foreign currency translation reserve	—	(23)	(3)
Retained earnings	80,958	92,035	13,909
Non-controlling interests in equity	120,811	123,574	18,675
Total shareholders’ equity	604,053	617,870	93,375

Total equity and liabilities	869,129	886,269	133,936

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	For the six months ended June 30,
	2017	2018	2018
	RMB	RMB	USD
Cash flows from operating activities:

Income before taxation	3,645	18,129	2,740
Adjustments for:
Depreciation of property and equipment	221	202	30
(Reversal of)/allowance for loans	—	390	59
(Reversal of)/allowance for interest and fee receivable	—	11,216	1,695
Share based compensation	—	297	45
Operating profit before working capital changes	3,866	30,234	4,569
Interest and fee receivables	(8,727)	(14,028)	(2,120)
Prepayments and others	(10,464)	(500)	(76)
Advance from customers	(202)	(112)	(17)
Salary and benefit payable	(1,150)	(2,378)	(359)
Interest payable	930	1,450	219
Other payable	(2,070)	(2,927)	(442)
Cash (used in)/generated byoperating activities	(17,817)	11,739	1,774
Income tax paid	(14,144)	(510)	(77)
Net cash (used in)/generated by operating activities	(31,961)	11,229	1,697
Cash flows from investing activities:
Originated loan disbursements	(165,630)	(187,300)	(28,305)
Repayments of loans from customers	96,350	163,410	24,695
Purchase of property and equipment	—	(18)	(3)
Prepayment for property	—	(11,654)	(1,761)
Net cash used in investing activities	(69,280)	(35,562)	(5,374)

Cash flows from financing activities:
Proceeds received from shareholders loans	22,000	—	—
Proceeds received from loan payable	174,480	200,180	30,251
Repayments of loan payable	(168,220)	(196,960)	(29,765)
Net cash generated by financing activities	28,260	3,220	486

Net decrease in cash and cash equivalents	(72,981)	(21,113)	(3,191)
Cash and cash equivalents at beginning of the period	96,791	21,717	3,282
Exchange losses on cash and cash equivalents	—	(29)	(4)
Cash and cash equivalents at end of the period	23,810	575	87

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